CORRESP
March 10, 2023

Inessa Kessman, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549

Re: Aspen Technology, Inc.
Form 10-KT for the Transition Period from October 1, 2021 to June 30, 2022
Form 10-Q for the Quarterly Period Ended December 31, 2022
File No. 001-41400

Dear Ms. Kessman and Mr. Littlepage:

This letter is submitted on behalf of Aspen Technology, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-KT for the Transition Period from October 1, 2021 to June 30, 2022 and Form 10-Q for the Quarterly Period ended December 31, 2022 (the “Documents”), as set forth in your letter dated February 27, 2023 addressed to Chantelle Breithaupt, Chief Financial Officer of the Company (the “Comment Letter”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-Q for the Fiscal Quarters Ended December 31, 2022

Notes to Unaudited Consolidated and Combined Financial Statements
14. Segment Information, page 19

1.Tell us why you believe you now have a single operating and reporting segment. We note based on your discussion on page 27 that you continue to track gross profit and operating expenses by three segments. Your response should address specific guidance in ASC 280. In addition, address the following:
•Provide us with details about your management structure and how your company is organized.
•Describe the role of your CODM and each of the individuals reporting to the CODM.
•Identify and describe the role of each of your segment managers.
•Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business.
•Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews in conjunction with those meetings, and the other participants at those meetings.

Inessa Kessman, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief
Securities and Exchange Commission
March 10, 2023

•Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.
•Describe the basis for determining the compensation for each individual that reports to the CODM.

On October 10, 2021, Emerson Electric Co. (“Emerson”) entered into a definitive agreement with Aspen Technology Corporation. (“Heritage AspenTech” or “HAT”) to contribute the Emerson Industrial Software Business (the "Industrial Software Business"), along with $6.014 billion in cash to Heritage AspenTech shareholders, to create the Company (the “Transaction”). The Industrial Software Business included two businesses: Open Systems International, Inc. (“OSI Inc.”) and the Geological Simulation Software business (“GSS”), which we have renamed as Subsurface Science & Engineering (“SSE”). The Transaction closed on May 16, 2022. The Industrial Software Business was treated as the accounting acquiror and Heritage AspenTech was treated as the acquiree. Emerson owns 55% of the Company on a fully diluted basis as of December 31, 2022.

By combining Heritage AspenTech with the OSI Inc. and SSE businesses, we created a new company that delivers value to customers by expanding product offerings across diverse end markets including energy, chemicals, power transmission and distribution, engineering, procurement, and construction, pharmaceuticals, and metals and mining, among others.

We have assessed the Company’s operating segments in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting (“ASC 280”). ASC 280-10-50-1 defines an operating segment as a component of a public entity that has all of the following characteristics:

a.It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b.Its operating results are regularly reviewed by the public entity's chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance.
c.Its discrete financial information is available.

Our considerations of ASC 280-10-50-1(a) are outlined in the following paragraphs.

Prior to the Transaction, the Industrial Software Business determined that it had two operating and reportable segments, comprised of the OSI Inc. and SSE businesses. Following the Transaction, the Company determined that it had three operating and reportable segments, comprised of: (i) the two existing operating and reportable segments, i.e., OSI Inc. and SSE, plus (ii) HAT, which was acquired in the Transaction, and disclosed as such in the Form 10-KT for the Transition Period from October 1, 2021 to June 30, 2022. Immediately following the closing of the Transaction, each of these three businesses was managed and operated separately, and met the requirements of an operating segment as defined in ASC 280-10-50-1(a) through (c). The relatively short period of time between the Transaction close date and the June 30, 2022 fiscal

Inessa Kessman, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief
Securities and Exchange Commission
March 10, 2023

year-end reporting date, which approximated 45 days, did not allow for significant integration activities to take place.

During the three months ended September 30, 2022, the Company completed certain significant integration activities and changes to its organizational structure including the following:

1.combining the sales organization of all three businesses under one manager, the Chief Revenue Officer;
2.aligning go-to-market activities based upon product suite rather than by historical business and enabling cross selling opportunities among sales groups;
3.removing general management responsibilities from former leaders of OSI Inc. and SSE;
4.completing a full functional integration of the organization, whereby each functional area or department (i.e., marketing, human resources, and finance) is aligned under one common leader to provide a common strategic direction;
5.undertaking business transformation initiatives at OSI Inc. and SSE to align with the combined strategic focus of HAT more closely, including focusing on tokenized term licenses; and
6.compiling the CODM package to provide a cohesive consolidated view of the business both from a forecast and historical operating results perspective.

The integration activities noted above support the management of the Company on a consolidated basis and the conclusion that the Company operates in one operating and reportable segment.

Our considerations of ASC 280-10-50-1(b) and (c) are outlined in the following paragraphs.

There are separate accounting systems used for tracking the results of HAT, OSI Inc. and SSE, which are then consolidated for reporting purposes. While discrete financial information is still currently available for each business: (i) the Company is in the process of integrating its accounting operations to one accounting system, and (ii) the CODM does not review this information as a basis for allocating resources and assessing performance (as further discussed below). Once the ongoing system integration is completed, discrete financial information by individual business will no longer be available.

Accordingly, subsequent to the integration activities outlined above being completed during the quarter ended September 30, 2022, the characteristic defined in ASC 280-10-50-1(b) is not met as the CODM does not review individual business operating results to allocate resources and assess performance. Further, the commentary regarding historical business revenue, cost of revenue, and operating expenses for HAT, OSI Inc. and SSE on page 27 of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, included in Form 10-Q for the Fiscal Quarter Ended December 31, 2022, is provided to explain the changes in results of operations for the periods presented, given the nature and timing of the Transaction, i.e., prior period results are not comparable as they do not include the historical results of HAT as the accounting acquiree, and is not reflective of how the CODM reviews the business.

Inessa Kessman, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief
Securities and Exchange Commission
March 10, 2023

The Company provides the following responses to the individual bullet points in the Staff’s comment.

First Bullet: Provide us with details about your management structure and how your company is organized.

The Company’s CODM is Antonio Pietri, President and Chief Executive Officer. The following individuals report directly to Mr. Pietri and support the Company’s consolidated business. These individuals are responsible for managing the following functional areas across the Company: finance, information technology, product strategy, corporate strategy, research and development, corporate development, integration, sales and marketing, and legal and human resources.

1.Chantelle Breithaupt, Chief Financial Officer;
2.Willie Chan, Chief Technology Officer;
3.Manish Chawla, Chief Revenue Officer;
4.Stuart Harris, Senior Vice President (“SVP”) – Strategy;
5.Rasha Hasaneen, Chief Products and Sustainability Officer;
6.Skip Maloney, SVP and Chief Human Resources Officer;
7.Mark Mouritsen, SVP and Chief Legal Officer;
8.Nicole Rennalls, Vice President (“VP”) – General Manager AspenTech DataWorks;
9.Steven Santy, Chief Integration Officer;
10.Lawrence Schwartz, SVP and Chief Marketing Officer;
11.Dmitry Petrik, VP – Operations; and
12.Sophia Xu, SVP – Corporate Development.

Second Bullet: Describe the role of your CODM and each of the individuals reporting to the CODM.

As previously stated, the Company’s CODM is Antonio Pietri, President and Chief Executive Officer. The CODM determines the Company’s overall strategy and is responsible for the allocation of resources and assessment of operating performance. The CODM makes the Company’s key operating decisions related to investment in the consolidated business, as well as corporate overhead and research and development activities. The CODM also makes the Company’s key strategic and operating decisions, including launching new products and offerings, approving significant capital and research and development expenditures, acquiring new businesses, and implementing marketing strategies.

Our response to the first bullet provides a listing of the CODM’s direct reports, who also manage their functional areas across the Company.

Third Bullet: Identify and describe the role of each of your segment managers.

The Company does not have any segment managers.

Fourth Bullet: Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business.

Inessa Kessman, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief
Securities and Exchange Commission
March 10, 2023

The Company’s key operating decisions relate to the allocation of resources and investments for (i) the continued growth and increased profitability of the business, (ii) the product portfolio, and (iii) research and development activities that relate to expected future products to meet customer demands. The CODM makes the Company’s key operating decisions related to investment in the consolidated business, as well as corporate overhead and research and development activities. The CODM also makes the Company’s key strategic and operating decisions, including launching new products and offerings, approving significant capital and research and development expenditures, and implementing marketing strategies.

We utilize the following key business metrics to track and assess the performance of the Company’s business and allocate resources:

1.Annual Contract Value
2.Total Contract Value
3.Bookings

We also use the following non-GAAP business metrics in addition to GAAP measures to assess the Company’s business performance and allocate resources:

1.Free cash flow
2.Non-GAAP operating income

Annual Contract Value is an estimate of the annual value of the Company’s portfolio of term license and software maintenance and support (“SMS”) contracts, the annual value of SMS agreements purchased with perpetual licenses, and the annual value of standalone SMS agreements purchased with certain legacy term license agreements. The CODM uses the Annual Contract Value business metric to evaluate the growth and performance of the Company’s business as well as for planning and forecasting purposes.

Total Contract Value is the aggregate value of all payments received or to be received under all active term license and perpetual SMS agreements, including maintenance and escalation.

Bookings is the total value of customer term license and perpetual SMS contracts signed in the current period, less the value of such contracts signed in the current period where the initial licenses and SMS agreements are not yet deemed delivered, plus term license contracts and SMS agreements signed in a previous period for which the initial licenses are deemed delivered in the current period.

Free cash flow is a measure of operating cash flow adjusted for the effects of purchases of property, equipment, and leasehold improvements, payments for capitalized computer software development costs, and acquisition related payments. We refer the Staff to our response to comment #3 regarding the free cash flow metric beginning on page 8 of this Comment Letter. The CODM uses the free cash flow business metric to assess consolidated company liquidity.

Inessa Kessman, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief
Securities and Exchange Commission
March 10, 2023

Non-GAAP operating income is a measure of operating income adjusted for stock-based compensation expense, amortization of intangible assets, and other items, such as the impact of acquisition and integration planning related fees. The CODM uses non-GAAP operating income to assess the consolidated Company’s operating performance.

Fifth Bullet: Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews in conjunction with those meetings, and the other participants at those meetings.

The CODM meets with each of his direct reports individually and as a group on a weekly basis. During these meetings, strategic initiatives are discussed, and functional goals are reviewed. Also, the CODM periodically reviews (bi-weekly for the first two months of a quarter and weekly for the third month of a quarter) the progress of customer sales for a particular quarter versus plan and forecast. The Company’s CODM also receives a weekly forecast of consolidated operating results for the quarter. The CODM reviews the following consolidated financial information on a quarterly basis to assess the Company’s performance and allocate resources:

1.executive summary at the consolidated level that includes the key business metrics listed above for profitability and top line growth, including Annual Contract Value and revenue;
2.a review of growth in Annual Contract Value and revenue for the HAT, OSI Inc. and SSE businesses, however, there are no further expense or profitability metrics by business provided to the CODM. The review of such top line information is primarily to track the progress and integration of the products included within each business;
3.Annual Contract Value and revenue forecast/plan information by business; and
4.forecasted income statement information on a consolidated level.

Sixth Bullet: Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

Our revenue and expense budgeting process is performed annually with updates made on a quarterly basis in the form of forecasts. Annual Contract Value targets are determined by the sales leaders and reviewed with and approved by the Company’s CODM. Future Annual Contract Value and bookings targets are established by region and product. Expenses are determined by establishing targets based upon profitability metrics with individual budgets established at the functional level. Budgets are not established nor reviewed individually for HAT, OSI Inc. or SSE. Changes to the consolidated budget are approved by executive owners by function and ultimately the CODM.

Seventh Bullet: Describe the basis for determining the compensation for each individual that reports to the CODM.

The Company provides a compensation package to the direct reports of the Company’s CODM that includes base salary, stock options, restricted stock units, non-equity incentive plan

Inessa Kessman, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief
Securities and Exchange Commission
March 10, 2023

compensation, and matching contributions under the Company’s 401(k) deferred savings retirement plan. Non-equity incentive plan compensation consists of awards based on performance under the Company’s bonus plan. Payments under the bonus plan are based upon the achievement of certain corporate performance metrics established by the Board of Directors of the Company and the achievement of certain synergies associated with the Transaction. The performance metrics included in the bonus plan are based on consolidated Company-wide targets and overall Company performance. The performance metrics under the bonus plan include: target amounts for growth in Annual Contract Value; free cash flow; and Annual Contract Value for the Company and cost synergies associated with the Transaction. The Company further notes that when determining compensation for the CODM’s direct reports, none are compensated based on the financial performance of any specific product line, business, subsidiary or any other segmented measure of financial performance.

Please refer to the Proxy Statement on Schedule 14A, filed on October 28, 2022 for additional information regarding the compensation for the Company’s executive officers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Annual Contract Value, page 21

2.Based on your description of Annual Contract Value on page 22, this measure appears to meet the definition of a Non-GAAP measure. Tell us how you considered Reg 10(e) of Regulation S-K. Please also apply this comment to your Annual Spend measure disclosed on page 35 of your Form 10-KT.

The Company acknowledges the Staff’s comment and advises the Staff that it does not consider either Annual Contract Value or Annual Spend to be a Non-GAAP financial measure as defined in Item 10(e) of Regulation S-X. Neither Annual Contract Value nor Annual Spend has a comparable GAAP measure, and neither measure is determined by reference to revenue, income or any other GAAP financial measure over any period. Instead, these business metrics are used by the Company as an indicator of the Company’s growth. Accordingly, the Company currently considers its Annual Contract Value business metric to be key performance indicator (“KPI”) and previously considered its Annual Spend business metric to be a KPI.

As previously stated, Annual Contract Value is calculated by summing the annual value of the Company’s portfolio of term licenses and SMS contracts, the annual value of SMS agreements purchased with perpetual licenses, and the annual value of standalone SMS agreements purchased with certain legacy term license agreements, which have become an immaterial part of the Company’s business. Annual Spend is calculated by summing the annualized value of the Company’s portfolio of term license arrangements. Neither metric includes an assessment of the likelihood of collection of invoices in its calculation. The Company’s management, board of directors and investors use these metrics to better understand the Company’s core business and specifically to monitor the growth of the Company’s business. The Company believes the presentation of these KPIs is consistent with the Commission Guidance on Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operation which provides guidance on the disclosure of KPIs and metrics in MD&A.

Inessa Kessman, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief
Securities and Exchange Commission
March 10, 2023

In addition, the Commission previously has reviewed and commented on the Company’s use of Annual Spend. In a letter dated March 7, 2013 from Kathleen Collins, Accounting Branch Chief of the Division of Corporation Finance of the Commission addressed to Mark P. Sullivan, Executive Vice President and Chief Financial Officer of the Company, the Commission commented that Annual Spend “could be a key performance indicator” and suggested it should be included in the Company’s periodic reports. The method of calculating Annual Spend that the Company utilized in 2013 is substantially similar to the Company’s current methodology and, as noted above, Annual Contract Value is Annual Spend plus the annual value of SMS agreements as described above. Pursuant to the Commission’s suggestion, the Company has disclosed its calculation of Annual Spend in its periodic reports since 2013.

Non-GAAP Business Metrics, page 23

3.We note that your measure of free cash flow excludes acquisition related payments. Tell us how you considered Item 10(e)(1)(ii)(A) of Regulation S-K, which prohibits the exclusion of charges or liabilities that require, or may require, cash settlement from a liquidity measure. Please explain or revise to remove such adjustment.

The Company acknowledges the Staff’s comment with respect to its measure of free cash flow and in future filings, it will no longer exclude acquisition related payments or any other charges or liabilities that require, or may require, cash settlement from such measure.

Cash Balance Sheet and Cash Flows, page 29

4.Where you present and discuss free cash flow, also present and discuss its most directly comparable GAAP financial measure, cash provided by (used in) operating activities, with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K.

The Company acknowledges the Staff’s comment. In future periods, to the extent the Company determines to present free cash flow, it will present cash provided by (used in) operating activities with equal or greater prominence.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (781) 221-5563.
Sincerely,

/s/ Mark Mouritsen
Senior Vice President and Chief Legal Officer, Aspen Technology

cc: Chantelle Breithaupt, Aspen Technology, Inc.
Michael Minahan, Goodwin Procter LLP